
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 5 December, 2022

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


Form 20-F __X__ Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


Yes _____ No __X__


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


Yes _____ No __X__


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes _____ No __X__


ENCLOSURES:

Sens Announcements dated 5 December 2022: Results of the annual general meeting of Sasol held on Friday, 2 December 2022

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share code: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(**Sasol** or the **Company**)

RESULTS OF THE ANNUAL GENERAL MEETING OF SASOL HELD ON FRIDAY, 2 DECEMBER 2022

Sasol shareholders are hereby advised of the results of the business conducted at Sasol's annual general meeting held on Friday, 2 December 2022.

All the resolutions were passed by the requisite majority of voting rights exercised. The results are as follows:

1.   The audited annual financial statements of the Company and the Group, including the reports of the directors, external auditors, the Audit Committee and the Safety, Social and Ethics Committee for the financial year ended 30 June 2022, were presented.

2.   Non-binding advisory resolution number 1: To endorse, on a non-binding advisory basis, the Company's remuneration policy

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
446 555 832	69,70%	92,92%	7,08%	0,18%

3.   Non-binding advisory resolution number 2: To endorse, on a non-binding advisory basis, the implementation report of the Company's remuneration policy

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
446 550 669	69,70%	94,89%	5,11%	0,18%

4.   Non-binding advisory resolution number 3: To endorse, on a non-binding advisory basis, the Company's climate change management approach, including its climate change ambition, strategy and progress towards achieving the 2030 target and 2050 net zero ambition

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
437 612 040	68,31%	94,05%	5,95%	1,57%

5. Ordinary resolution number 1- 1: To re-elect Ms K C Harper as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
446 543 319	69,70%	99,93%	0,07%	0,18%

6. Ordinary resolution number 1- 2: To re-elect Mr V D Kahla as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
446 535 107	69,70%	99,91%	0,09%	0,18%

7. Ordinary resolution number 1- 3: To re-elect Ms G M B Kennealy as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
446 536 490	69,70%	99,09%	0,91%	0,18%

8. Ordinary resolution number 1- 4: To re-elect Mr S A Nkosi as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
446 521 632	69,70%	99,14%	0,86%	0,18%

9. Ordinary resolution number 2: To elect Mr H A Rossouw as director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
446 607 507	69,71%	97,63%	2,37%	0,17%

10. Ordinary resolution number 3: Appointment of PricewaterhouseCoopers Inc as the independent auditor of the Company and the Group for the financial year ending 30 June 2023, to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
446 619 482	69,71%	99,67%	0,33%	0,17%

11. Ordinary resolution number 4- 1: To elect Ms K C Harper as member of the Audit Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
446 537 912	69,70%	98,56%	1,44%	0,18%

12. Ordinary resolution number 4- 2: To elect Ms G M B Kennealy as member of the Audit Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
446 529 098	69,70%	98,40%	1,60%	0,18%

13. Ordinary resolution number 4- 3: To elect Ms N N A Matyumza as member of the Audit Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
446 522 530	69,70%	97,23%	2,77%	0,18%

14. Ordinary resolution number 4- 4: To elect Mr S Subramoney as member of the Audit Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
446 515 405	69,70%	98,27%	1,73%	0,19%

15. Ordinary resolution number 4- 5: To elect Mr S Westwell as member of the Audit Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
446 518 728	69,70%	96,14%	3,86%	0,18%

16. Ordinary resolution number 5: To place the authorised but unissued shares in the capital of the Company under the control and authority of directors of the Company and to authorise the directors to allot and issue such shares at such times as the directors may from time to time and in their discretion deem fit

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
446 548 141	69,70%	79,49%	20,51%	0,18%

17. Special resolution number 1: To authorise the Board to approve that financial assistance may be granted by the Company in terms of sections 44 and 45 of the Companies Act

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
446 553 400	69,70%	97,58%	2,42%	0,18%

18. Special resolution number 2: To authorise the Board to approve the general repurchase by the Company or by any of its subsidiaries, of any of the Company's ordinary shares and/or Sasol BEE Ordinary Shares

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
446 499 545	69,69%	77,80%	22,20%	0,19%

19. Special resolution number 3: To authorise the Board to approve the purchase by the Company (as part of a general repurchase in accordance with special resolution number 2), of any of the Company's ordinary shares and/or Sasol BEE Ordinary Shares from a director and/or a prescribed officer of the Company, and/or persons related to a director or prescribed officer of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
446 500 323	69,69%	99,36%	0,64%	0,19%

20. Special resolution number 4: To approve the adoption of the Sasol Long-Term Incentive Plan 2022 for the benefit of employees of the Sasol Group

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
446 589 457	69,71%	81,25%	18,75%	0,17%

21. Special resolution number 5: To authorise the Board to issue up to 32 000 000 ordinary shares pursuant to the rules of the Sasol Long-Term Incentive Plan 2022

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
446 551 758	69,70%	82,64%	17,36%	0,18%

22. Special resolution number 6: To amend clause 9.1.4 of the Company's Memorandum of Incorporation

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
446 548 423	69,70%	99,80%	0,20%	0,18%

23. Special resolution number 7: To amend the Company's Memorandum of Incorporation to remove obsolete references

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
446 571 741	69,70%	99,98%	0,02%	0,18%

24. Special resolution number 8: To authorise the directors to issue all or any of the Ordinary Shares and/or any options/ convertible securities that are convertible into Ordinary Shares, which they shall have been authorised to allot and issue in terms of ordinary resolution number 5

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
446 594 388	69,71%	79,23%	20,77%	0,17%

* Based on the total number of Sasol Ordinary Shares and Sasol BEE Ordinary Shares in issue, being 640 667 612, as at Friday, 25 November 2022, being the Record Date of the annual general meeting.
** Based on the total number of shares that voted for or against a resolution at the annual general meeting.

5 December 2022
Sandton

Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 December 2022

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary